Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION AGRICULTURAL R&D PROGRAM FURTHER IMPROVES COST AND SUSTAINABILITY POSITION

Vancouver, B.C. November 2, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces that its stevia seed propagation program has been successful and that the Company’s new Huinong Two (“H2”) proprietary stevia variety has produced enough seeds to fulfill the majority of requirements for the next stevia planting season. The new seeds provide GLG a significant cost advantage due to very high levels of rebaudioside A naturally present in the new stevia strain.

The H2 strain contains approximately 66% rebaudioside A in the plant leaf. Rebaudioside A is the sweetest component of the stevia plant and the primary glycoside used to meet the market demand for stevia sweeteners. GLG’s H2 strain has yielded 10% higher rebaudioside A content than the previous generation (H1). In addition, the H2 strain also generates 22% more leaf per acre. GLG plans to upgrade its varieties company wide and to utilize its new H2 strain at all 12 of the Company’s growing bases in China for the 2011 crop season.

GLG also announces that an H3 generation is on track to be commercially available for its farmers in the 2012/2013 stevia planting season. The GLG agricultural R&D team has already completed the most difficult steps in developing a commercially viable new natural strain. The H3 generation will now enter the final stages of commercial plot testing and seed propagation which is expected to take one to two years to complete. The H3 proprietary strain results show the following improvements in yield:

  76% rebaudioside A content in the leaf, a 26% increase from the H1 strain

  An estimated 600kg of additional stevia leaf harvested per acre, a 46% increase over H1, which improves land and resource utilization

  An estimated 40% overall leaf cost improvement expected as a direct result of the increased RA content and increased leaf yield

  Greater processing efficiencies expected

All improvements to GLG proprietary seed strains are through natural breeding methods.

GLG Chairman and CEO Dr. Luke Zhang stated, “GLG remains in the forefront of the stevia industry with these important agricultural achievements. Advancements such as these underline the importance of our vertical integration from seed to shelf and our control over the stevia supply chain. The stevia leaf contributes to approximately 65% of total production costs for our products and these successful developments enable us to continually reduce our operating costs, maintain a strong cost position, and offer a high quality, competitive sweetener to the world’s food and beverage industry.”

GLG Chief Agricultural Scientist Qibin Wang stated, “I am very pleased with the recent developments of our agricultural R&D program. I have been studying and conducting research on the stevia plant for more than 20 years. Under Dr. Luke Zhang’s leadership, we have successfully achieved three very significant milestones, the H1, H2 and H3 proprietary stevia plant varieties. As an important component of our success and as a leader in our industry, we will continue to innovate agriculturally and to develop non-GMO, high yielding stevia strains that are natural, sustainable, and provide value for our future growth.”

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.